1400 – 400 Burrard Street Vancouver. BC V6C 3A6 tel 604.628.0234 fax 604.689.7317	info@sandstormltd.com www.sandstormgold.com toll free 1.866.584.0234	TSX: SSL NVSE.MKT: SAND

July 11, 2013

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Ms. Tia L. Jenkins

Re:                             Sandstorm Gold Ltd.
Form 40-F for the Year Ended December 31, 2012
Filed February 19, 2013
File No. 001-35617

Dear Ms. Jenkins:

We are responding to your letter to Sandstorm Gold Ltd. (the “Company”) dated June 27, 2013 (the “Comment Letter”).  In order to allow the Company sufficient time to respond to your comments and provide the requested information, we hereby request an additional 10 business days to respond to your Comment Letter, with our response to be submitted on or before July 26, 2013.

Thank you for your consideration on this matter.  If you have any questions regarding this matter, please do not hesitate to contact me directly at 604.628.1109.

Sincerely,

/s/ Erfan Kazemi

Erfan Kazemi
Chief Financial Officer

cc:                                James Giugliano
Brian Bhandari
George Schuler
John Koenigsknecht
    Neal Gerber & Eisenberg LLP
Jennifer Traub
    Cassels Brock & Blackwell LLP